T.E. 2/1/02

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02013822

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

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SILICOM LIMITED

(Translation of Registrant's name into English)

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8 Hanagar Street, Kfar Sava 44000, Israel

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F** ☑ **Form 40-F** ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes** ☐ **No** ☑

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TIS/6k/forms

On February 5, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd.
(Registrant)

By: ______________________
Ilan Erez
Chief Financial Officer

Dated: February 6, 2002

Exhibit 1

Silicom Ltd.
Connectivity Solutions

FOR IMMEDIATE RELEASE

SILICOM SIGNS AN AGREEMENT WITH CABLExpress FOR SELF-INSTALL USB PRODUCTS

-- Strategic Agreement With Major Customer Is Important 1st Step In Global Rollout of Proprietary Self-Install Products and Technology--

KFAR SAVA, Israel – February 5, 2002 – SILICOM LTD. (NASDAQ:SILCF), a leading provider of communications connectivity solutions, today announced that it has signed an exclusive agreement with CABLExpress Technologies, one of America's largest networking equipment resellers, for the sale of Silicom's Self-Install USB to Ethernet (U2ES) adapters to US cable broadband providers. This strategic agreement represents a major first step in the global launch of Silicom's patent-pending Self-Install products and technology. Pursuant to the agreement, CABLExpress is committed to purchase certain minimal quantities of adapters and to mount significant marketing efforts to promote Silicom's unique Self-Install products.

Silicom's first-of-a-kind adapters completely eliminate the need for user intervention in the installation of computer peripherals, a process that has proven too complicated for average users. After a Self-Install adapter is plugged into the PC's USB port on one side and the broadband modem on the other, it automatically and independently completes all installation and configuration steps. Self-Install products guarantee an error-free installation process, and eliminate the need for installation diskettes or CDs.

Commenting on the news, Mr. Ran Rachlin, President of Silicom Connectivity Solutions, Inc., said, "We are very pleased that such a major reseller has become the first to promote our exciting new Self-Install products in the US. With more than 175,000 clients, including giants like AT&T, IBM, General Electric, AOL Time Warner and many others, CABLExpress is extremely close to the market. It understands just how critical it is for broadband providers, operating in cut-throat markets, to improve the customer experience and reduce the installation burden. With hassle-free installations based on Self-Install adapters, broadband providers can scale their operations while actually reducing the need for customer service. This gives them both the pricing flexibility and the service reputation they need to build market share and profitability."

Mr. John Spiridigliozzi, Product Marketing Director of CABLExpress Technologies, added, "Broadband providers are struggling with severe installation bottlenecks, and Silicom's revolutionary self-installing products are the answer to their dreams. They give average users a feeling of competency and control, while simultaneously eliminating service backlogs and reducing the need for technical support. We believe Silicom's adapters will become a 'must-have' for broadband providers, and a sales driver for CABLExpress."

Mr. Rachlin concluded, "Having invested heavily last year to develop our Self-Install technology, we are now intensifying our Self-Install development and marketing efforts. Beyond broadband applications, Self-Install can also be used to simplify the installation process of popular PC USB peripherals, such as printers, scanners, and digital cameras. We are currently in discussions with a number of world-class manufacturers regarding potential sales of Self-Install products and technology, and believe that Self-Install will become an important business focus for us in the future."

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About CABLExpress

CABLExpress Technologies is one of the largest networking equipment resellers in the US. It sells to over 175,000 customers, including major enterprises such as the Carrier Corporation, AT&T, IBM, AOL Time Warner, General Electric, Adelphia Communications and Universal Studios. Its solutions maximize critical network uptime and performance while reducing the overall costs of IT operations. By providing product support for legacy systems, it allows customers to protect existing technology investments while migrating to newer technologies. Using a multi-vendor approach, and offering an extensive menu of services and extended maintenance options, CABLExpress' solution specialists help customers design and implement the best technology solution for current and future networking needs.

About Silicom

Silicom Ltd. is an industry leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to manufacturers and providers of Multi-Tenant Unit (MTU) and Multi-Dwelling Unit (MDU), Broadband Internet Access, and home networking solutions, as well as other hardware manufacturers. With core expertise in high performance, innovative technologies for the USB interface, networking, and operating systems, the Company provides innovative solutions on an intellectual property licensing, joint development, or OEM basis to many of the industry's largest players. It also offers an extensive range of PC Card and USB products with support for Home Networking, Fast Ethernet, Modems, and serial ports. For more information about Silicom, please visit our web site: www.silicom.co.il.

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Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ran Rachlin, Silicom Inc. Tel: (201) 529-1121 E-mail: marketing@silicom-usa.com
Steve Scicchitano, CABLExpress Technologies Tel: (800)-767-3282 Ext 2320
Ilan Erez, Silicom Ltd. Tel: +972-9-764-4555 E-mail: ilane@silicom.co.il